October 8, 2019

Sherman Xiaoma Lu
Chief Executive Officer
East Stone Acquisition Corporation
A1202 Investment Plaza
No. 27 Finance Street, Xicheng District
Beijing, China 100033

       Re: East Stone Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted September 13, 2019
           CIK No. 0001760683

Dear Mr. Lu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Submission No. 1 on Form S-1 filed September 13, 2019

Prospectus Cover Page, page i

1. We note your disclosure elsewhere that you expect the ordinary shares and warrants to begin separate trading on the 90th day following the date of your prospectus unless
       Chardan determines that an earlier date is acceptable. Please revise your cover page to disclose when you expect separate trading to occur and the factors Chardan will consider in determining whether to allow separate trading.
 Sherman Xiaoma Lu
FirstName LastNameSherman Xiaoma Lu
East Stone Acquisition Corporation
Comapany 2019
October 8, NameEast Stone Acquisition Corporation
Page 2
October 8, 2019 Page 2
FirstName LastName
Summary
Market Opportunity, page 3

2. We note your disclosure that you intend to focus on businesses within the fintech business space, including the "insurtech" area. Please revise to provide a more specific discussion of "insurtech," including a clear description of the services that may be provided within that area.
3. Please disclose the name and date of each third-party publication and report from which you have derived the market and industry data that is used throughout the prospectus at first use. In this regard, we note you reference certain market and industry data from reports prepared by Accenture and KPMG.
Investment Criteria , page 4

4. You disclose that you intend to acquire companies or assets with an enterprise value between $200 million and $1 billion. Please expand your disclosure to clarify that if you consummate a business combination in accordance with your intended criteria, additional consideration may be required to supplement the estimated net proceeds from this offering of $50,000,000 and discuss alternative financing methods you will consider in order to complete such transaction. In addition, please reconcile this disclosure with your disclosure at page 39 that you believe the net proceeds of this offering will be sufficient to allow you to consummate a business combination.
Risk Factors, page 19

5. The description of your officers' and directors' experience on pages 88 and 89 indicates that your officers and directors are located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.
Use of Proceeds, page 56

6. We note you disclose that you intend to repay $126,000 in loans and advances from your initial shareholder from the proceeds of this offering and that you will repay $25,050 to an affiliate of your initial shareholder upon consummation of this offering. We also note that footnote (2) to your capitalization table on page 44 indicates that you intend to repay
         $135,000 to a related party and third party concurrently with this offering. Please reconcile these disclosures and revise your tabular disclosure here and the disclosure on page 64 to quantify the amount of net proceeds that will be used to repay loans and advances from these related parties.
 Sherman Xiaoma Lu
East Stone Acquisition Corporation
October 8, 2019
Page 3
General

7. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
8. Please ensure that the registration statement is signed by an authorized representative in the United States. See Instruction 1 to Signatures in Form S-1. In addition, please ensure there is an agent for service of process designated in the United States.
        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or
Mark
Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-
3763 with any other questions.



                                                            Sincerely,
FirstName LastNameSherman Xiaoma Lu
                                                            Division of
Corporation Finance
Comapany NameEast Stone Acquisition Corporation
                                                            Office of Energy &
Transportation
October 8, 2019 Page 3
cc:       Barry Grossman
FirstName LastName